82-1252

NESTLÉ S.A.

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,

Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

3 November, 2004

Ladies and Gentlemen,

Please find enclosed the following documents of Nestlé S.A. (the "Company") :

- 2004 Half-yearly Report;
- Copy of the related press release of August 18, 2004, already sent to the SEC;
- Hard copy of the press release of October 21, 2004.

The Company hereby furnishes these documents to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (phone : +41 21 9242719; e-mail : michele.burger@nestle.com), should you have any questions.

Yours sincerely,
Nestlé S.A.

Michèle Burger

Encls.

Nestlé

PRESS RELEASE

The Nestlé Group's results for the first half of 2004:

Increased sales, EBITA and net profit, with a record operating cash flow, confirm positive outlook for the full year

- **Consolidated sales up 2.5 percent to CHF 42 454 million**
- **Constant currency EBITA margin up 10 basis points**
- **Real internal growth accelerates to 2.8 percent, organic growth 4.6 percent**
- **Operating cash flow up 8.7 percent to a record CHF 3 347 million, free cash flow up 22.3 percent**
- **Net profit of CHF 2 838 million and an unchanged net margin of 6.7 percent**
- **Earnings per share up to CHF 7.30**

Peter Brabeck-Letmathe, Vice-Chairman and Chief Executive Officer of Nestlé S.A.: "Nestlé's results for the first half of 2004 are resilient in the face of higher raw material prices, poor weather conditions and continued challenging trading conditions in western Europe. The constant currency EBITA margin is up 10 basis points from last year and, if the impact of acquisitions and divestitures is also excluded, there is a 20 basis points improvement in margins. This performance, delivered in spite of higher raw material and packaging costs as well as increased investment in our brands, shows that our efficiency programmes are on track. I expect a further acceleration of real internal growth in the second half of the year and remain optimistic that organic growth between 5 and 6 percent will be achieved for the full year."

Half-year figures at a glance

			Margins	
	January-June 2004	*January-June 2003*	***January-June 2004***	*January-June 2003*
Sales	**CHF 42 454m**	CHF 41 437m		
EBITA	**CHF 5 122m**	CHF 5 045m	**12.1%**	12.2%
Net profit	**CHF 2 838m**	CHF 2 780m	**6.7%**	6.7%
EPS	**CHF 7.30**	CHF 7.19		
Operating cash flow	**CHF 3 347m**	CHF 3 080m		
Real internal growth	**2.8%**	2.1%		
Organic growth	**4.6%**	5.5%		

./.

Vevey, 18 August 2004 – During the first half of 2004, the Nestlé Group's consolidated sales amounted to CHF 42 454 million, an increase of 2.5 percent, resulting in a 2.1 percent increase in net profit to CHF 2 838 million and an unchanged net margin of 6.7 percent. Earnings per share stood at CHF 7.30, up 1.5 percent from CHF 7.19 last year. EBITA increased 1.5 percent to CHF 5 122 million. Although the reported Swiss franc EBITA margin declined slightly by 10 basis points, the constant currency EBITA margin increased by 10 basis points. Operating cash flow grew 8.7 percent to CHF 3 347 million, while free cash flow increased 22.3 percent to CHF 2 002 million. These results were achieved in the face of higher prices for raw materials such as milk, coffee, sugar, energy and packaging materials, poor weather conditions, and a difficult business environment in western Europe.

Sales performance

At constant currencies, sales improved 3.6 percent, while reported sales grew 2.5 percent. Organic growth was 4.6 percent, consisting of real internal growth of 2.8 percent (up from 2.1 percent in the first half of 2003). Prices increased 1.8 percent, compared with 3.4 percent in 2003, reflecting a more normal trading and currency environment. The strength of the Swiss franc against most currencies reduced the Group's consolidated sales by 1.1 percent, and divestitures, net of acquisitions, had a negative impact of 1.0 percent.

Trading conditions in western Europe remained challenging throughout the first half of the year and were exacerbated by the poor weather contrasting sharply with the 2003 heat wave. This had a particular impact on ice cream and water. Among the other categories, culinary and healthcare nutrition performed well. Western Europe will see a heavier product launch programme in the second half of the year, which should improve its contribution to real internal growth. Eastern Europe continued to perform well, with organic growth of close to 10 percent.

The Americas delivered a good performance with real internal growth of 4.0 percent and organic growth of 7.3 percent. PetCare in North America continued to do well, as did Latin America, with outstanding results for chocolate and soluble coffee. Brazil accelerated from a slow first quarter and is expected to grow for the full year, while Mexico has continued to perform extremely well. The US grocery business had 1.7 percent real internal growth and 2.5 percent organic growth. Frozen food, the biggest category in this area, was under temporary pressure while new product launches were being planned.

Asia, Oceania and Africa did well, in spite of continuing turmoil in the Middle East and West Africa. Greater China achieved 13.2 percent organic growth, a similar level to that of the Middle East. Japan achieved 4.4 percent real internal growth. Both real internal growth and organic growth were achieved in all regions of the Zone.

Nestlé Waters had a slow start to the year. Organic growth of 10.6 percent in North America, reflecting continued market share gains there, was offset by a slower performance in Europe, not least due to bad weather contrasting with last summer's exceptionally hot conditions.

./.

Sales and EBITA margins by management responsibilities and geographic areas					
	Jan.-June 2004	*Jan.-June 2003*	***Jan.-June 2004***	***Jan.-June 2004***	*Jan.-June 2003*
	Sales in CHF millions		**Organic growth (%)**	**EBITA margins (%)**	**EBITA margins (%)**
Food					
• Europe *(a)*	**13 999**	13 763	**- 0.4**	**11.4**	12.2
• Americas *(b)*	**13 058**	12 354	**+ 7.3**	**12.8**	13.7
• Asia, Oceania and Africa	**7 181**	6 834	**+ 7.3**	**17.8**	17.7
Nestlé Waters	**4 128**	3 948	**+ 2.4**	**9.4**	9.6
Other Activities *(a) (c) (d)*	**4 088**	4 538	**+ 10.9**	**23.9**	17.5
Group Totals	**42 454**	41 437	**+ 4.6**	**12.1**	12.2

(a) "Europe" restated for 2003 by excluding Eismann; "Other Activities" include Eismann
(b) Includes impact of Dreyer's acquisition, except for organic growth
(c) Mainly pharmaceutical products, joint-ventures, Eismann and Trinks
(d) Includes impact of Trinks disposal

All calculations based on non-rounded figures

Sales and EBITA margins by product groups					
	Jan.-June 2004	*Jan.-June 2003*	***Jan.-June 2004***	***Jan.-June 2004***	*Jan.-June 2003*
	Sales in CHF millions		**Organic growth (%)**	**EBITA margins (%)**	**EBITA margins (%)**
Beverages *(a)*	**10 847**	**11 195**	**+ 3.8**	**18.4**	17.2
Milk Products, Nutrition and Ice Cream *(b)*	**11 647**	**11 031**	**+ 4.7**	**10.8**	12.2
Prepared Dishes and Cooking Aids	**7 863**	**7 573**	**+ 2.8**	**10.9**	11.6
PetCare	**4 865**	**4 674**	**+ 7.0**	**13.9**	13.7
Chocolate, Confectionery and Biscuits	**4 486**	**4 415**	**+ 2.7**	**6.6**	6.2
Pharmaceutical Products	**2 746**	**2 549**	**+ 10.6**	**30.3**	27.1
Group Totals	**42 454**	**41 437**	**+ 4.6**	**12.1**	12.2

(a) Includes impact of Trinks disposal
(b) Includes impact of Dreyer's acquisition, except for organic growth

All calculations based on non-rounded figures

Profit performance

The Group's EBITA increased 1.5 percent to CHF 5 122 million. In constant currency terms, the EBITA margin for the first half of 2004 would have been 10 basis points higher than in the first half of 2003, and 20 basis points higher if the effects of acquisitions and divestitures had been excluded. This margin improvement, achieved despite higher raw material costs and increased investment in brands, shows that the Group's efficiency programmes are on track and that the Company is committed to protecting and building its market positions over the long term, regardless of short-term market challenges. Net profit was up 2.1 percent to CHF 2 838 million and the net profit margin remained unchanged at 6.7 percent. Earnings per share increased, up 1.5 percent to CHF 7.30.

./.

In Europe the EBITA margin declined from 12.2 percent in 2003 to 11.4 percent, mainly due to increased marketing spend and raw material costs, as well as lower volumes. In the Americas, the 90 basis point decline in EBITA margin is due to the inclusion of the Dreyer's numbers in the consolidated results. This reduces the EBITA margin by 120 basis points. A like-for-like comparison, without the US ice cream business for 2003 and 2004, shows a 30 basis point increase of the EBITA margin. This was due mainly to strong performances in PetCare and Latin America. The 640 basis point EBITA margin increase of Other Activities from 17.5 to 23.9 percent includes the positive impact of the disposal of Trinks. A like-for-like comparison, without the Trinks figures, shows an impressive increase of 290 basis points, mainly due to Alcon's strong performance. In Asia, Oceania and Africa, the EBITA margin rose from 17.7 to 17.8 percent, a good result in the face of rising milk costs in the Zone. With a decline of only 20 basis points, Nestlé Waters' EBITA margin was resilient in the face of slower volume growth than in 2003 as well as lower pricing.

There was a mixed performance from the product groups. The positive impact of the disposal of Trinks distorts the EBITA margin evolution of beverages: without this, the margin is virtually unchanged, with a good performance of liquid beverages following the restructuring of the Japanese operation offsetting a weaker performance in water. In milk products, nutrition and ice cream, the like-for-like comparison, excluding the US ice cream operations, shows a 20 basis point increase in EBITA margin, highlighting good performances in shelf stable dairy products and the smaller nutrition businesses. PetCare's slight margin improvement masks a particularly strong improvement in North America and a flat performance in Europe. The chocolate, confectionery and biscuits margin recovered from the impact on margins in the first half of 2003 caused by high raw material costs. Prepared dishes and cooking aids experienced a decline in margins as a result of difficult trading conditions in North America. The margin of pharmaceutical products was up from 27.1 to 30.3 percent, reflecting the strong performance of Alcon.

Financial position

Nestlé continues to benefit from an exceptionally healthy financial position. Operating cash flow grew 8.7 percent to CHF 3 347 million, while free cash flow increased 22.3 percent to CHF 2 002 million. Capital expenditure fell slightly as a percentage of sales, while cash expenditure on acquisitions, net of divestitures, was significantly reduced. Net indebtedness fell from CHF 21 079 million at the end of the corresponding period in 2003 to CHF 15 362 on 30 June 2004. The ratio of net debt to equity fell from 59 percent at the end of June 2003 to 40 percent mid 2004.

Group strategy

After four years during which Nestlé achieved leadership in core categories such as PetCare and Ice Cream through acquisitions, the first half of 2004 saw substantial disposals of non-strategic businesses in areas such as distribution, culinary, and cocoa processing. This is in line with the Group's strategy to focus on high value-added, R&D-driven food and beverage products.

Internally, the Group has continued to focus on internal efficiencies through its Target 2004+ and Project FitNes programmes, facilitated by the GLOBE project which remains on track. These initiatives have enabled the Group to deliver an improved performance in the face of higher raw material and packaging costs and increased investment in brands. The decision to continue investing in brands and market positions in spite of higher raw material and packaging costs reflects the long-term nature of the Company's strategy.

./.

Outlook

The first half of 2004 has seen a deterioration of the general environment for manufacturers due to the rise of raw material and packaging costs. Western Europe has also continued to be a very challenging market, not least due to poor weather conditions. On the other hand, trading conditions in Asia, Oceania and Africa and Latin America have improved, and a more positive market sentiment is expected in North America in the second half of the year. Consequently, the Group expects an acceleration of real internal growth helping it achieve its organic growth target of between 5 and 6 percent for the full year. The Company also expects to deliver a higher constant currency EBITA margin and improved cash flow for the full year.

Contacts:

Media:	*François-Xavier Perroud*	*Tel.:*	*+41-21-924 2596*
Investors:	*Roddy Child-Villiers*	*Tel.:*	*+41-21-924 3622*

In addition, the following events will be broadcast on the Corporate Investor Relations site **(http://www.ir.nestle.com):**

Time (CET)	Event	Online publication
0830	Analysts' conference call hosted by Mr Wolfgang Reichenberger, Chief Financial Officer, Nestlé S.A.	live audio broadcast slide presentation

Access for audio with synchronised slide presentation is via
http://clients.world-television.com/nestle_q204/for the conference

Additionally, we are offering **a phone-in conference listen-only possibility.**
Please call **+44 (0) 208 901 6960** or **+1 800 218 05303 / +1 303 262 2130**

All these services will be available as archives following the event.
For the phone-in, please call +44 (0) 208 515 2499 - access code 602236# and **+1 303 590 3000 – access code 11004511#**
These archives will be available for 90 days.

The complete 2004 Half-Yearly Sales and Results of the Nestlé Group can be downloaded from our website:
http://www.nestle.com

Nestlé

PRESS RELEASE

Nestlé: Dynamic Growth in the Americas and Asia Drives Strong Nine-Month Sales

- Third quarter sales accelerated real internal growth to 2.9 percent for the nine months, resulting in 4.5 percent organic growth
- Sales in Swiss francs stable at CHF 64.6 billion, in spite of the 4.6 percent combined negative impact of foreign exchange fluctuations and divestitures
- A further improvement of real internal growth and organic growth in the last quarter is expected
- Positive outlook for constant currency EBITA margin improvement for 2004
- GLOBE systems implemented in a further three key markets – Canada, the Philippines and Nestlé Purina UK – bringing coverage to 12 countries and more than 10 percent of Group sales

Peter Brabeck-Letmathe, CEO of Nestlé: "The acceleration of real internal growth in the third quarter is the dividend from Nestlé's increased investment in its brands during the first half of the year. This benefit will continue through the final quarter. Achieving 4.5 percent organic growth in spite of the competitive situation in Europe in the first nine months demonstrates the unmatched defensive qualities of Nestlé. These are due to a unique combination of geographic spread and leadership positions in faster growth food categories. For the full year I expect an improved constant currency EBITA margin."

Vevey, 21 October 2004 – Consolidated sales of the Nestlé Group reached CHF 64.6 billion during the first nine months of 2004. Real internal growth accelerated to 2.9 percent, while pricing added 1.6 percent, resulting in organic growth of 4.5 percent. Foreign exchange fluctuations had a negative impact of 2.7 percent on consolidated Swiss franc sales, while divestitures, net of acquisitions, reduced Swiss franc sales by a further 1.9 percent.

./.

Sales by Management Responsibilities and Geographic Area				
	Jan.-Sept. 2004	*Jan.-Sept. 2003*	*Jan.-Sept. 2004*	*Jan.-Sept. 2004*
	in CHF billion		*Organic Growth (%)*	*Real Internal Growth (RIG) (%)*
Food				
• Europe (a)	21.0	20.9	**-0.3**	-1.4
• Americas	20.3	19.8	**+8.3**	+5.3
• Asia, Oceania and Africa	10.9	10.6	**+6.7**	+4.4
Nestlé Waters	6.4	6.4	**-0.6**	+1.1
Other Activities * (a)	6.0	6.9	**+11.2**	+9.7
Total	**64.6**	**64.6**	**+4.5**	**+2.9**

All calculations based on non-rounded sales figures

* *Essentially pharmaceutical products, joint ventures and, for 2003 only, "Trinks"*

(a) "Europe" restated for 2003 by excluding Eismann; "Other Activities" include Eismann

Zone Europe delivered organic growth of -0.3 percent, a slight improvement over the first half of the year. Eastern Europe reached 10.7 percent organic growth, while Western Europe, where competitive conditions continue to be challenging, had organic growth of -1.4 percent. The UK saw significant improvement in growth from the half year as a result of a marked upswing in the Group's chocolate and soluble coffee businesses there.

Zone Americas has performed very well this year, with organic growth of 8.3 percent. Latin America achieved an impressive organic growth of 11.3 percent. Mexico continued to be a key driver in the region with organic growth of 15.5 percent, and Brazil's expected improvement materialized with 5.0 percent organic growth for the year to date. All Nestlé businesses in the USA did particularly well, not least due to growth of over 20 percent in nutrition, a strong acceleration of growth in frozen food and continued high growth in pet care.

Zone Asia, Oceania and Africa achieved organic growth of 6.7 percent. Among many strong performances, Greater China, the Philippines, the South/East African region and the Middle East all achieved double-digit organic growth. Japan experienced organic growth of -1.9 percent, reflecting the necessary destocking of soluble coffee ahead of the Nescafé relaunch foreseen for October. Chocolate sales continued to do well in Japan.

Nestlé Waters experienced real internal growth of 1.1 percent, resulting in an organic growth of -0.6 percent. The excellent 14 percent real internal growth in North America was offset by the tough comparison basis and by challenging conditions in Europe.

./.

Sales by Product Groups				
	Jan.-Sept. 2004	*Jan.-Sept. 2003*	*Jan.-Sept. 2004*	*Jan.-Sept. 2004*
	in CHF billion		*Organic Growth (%)*	*Real Internal Growth (RIG) (%)*
Beverages	16.4	17.5	+2.5	+2.6
Milk Products, Nutrition and Ice Cream	18.0	17.6	+4.9	+1.7
Prepared Dishes and Cooking Aids	11.6	11.5	+3.0	+1.7
PetCare	7.4	7.2	+6.9	+3.9
Chocolate, Confectionery and Biscuits	7.1	7.0	+4.4	+3.1
Pharmaceutical Products	4.1	3.8	+11.5	+10.6
Total	**64.6**	**64.6**	**+4.5**	**+2.9**

All calculations based on non-rounded sales figures

Among the product categories, there was good organic growth from PetCare with 6.9 percent, from Milk Products, Nutrition and Ice Cream with 4.9 percent, and Chocolate, Confectionery and Biscuits with 4.4 percent; whilst Prepared Dishes and Cooking Aids accelerated to 3.0 percent. Pharmaceutical products, primarily Alcon, achieved an outstanding 11.5 percent organic growth.

The successful "Target 2004+" savings initiative will be completed at the end of 2004, after having achieved savings of over CHF 3 billion. In January 2005, Nestlé will launch a new savings and efficiency program, called "Operation EXCELLENCE 2007", targeting improvements in total delivered costs throughout the entire supply chain, from purchasing to customer service. Nestlé expects this initiative to deliver total savings of CHF 3 billion between 2005 and 2007. The on-going "FitNes" program will be extended until the end of 2007.

Outlook

Nestlé expects that accelerating real internal growth will yield an improved constant currency EBITA margin for the year as a whole. The various cost-efficiency initiatives, as well as GLOBE, are on track to reach their targets for 2004. This performance, achieved in a highly competitive environment, demonstrates that Nestlé remains committed to both delivering long-term, sustainable sales growth as well as improving operating margins and return on invested capital.

Contacts:	*Media:*	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*

All the services/events below are available in English
via the Nestlé Group's Internet site:

http://www.nestle.com/Media_Center/Events/Main_Event/Main+Event.htm

The 2003 Nine-Month Sales are available on the
Nestlé Group's Investor Relations site

http://www.ir.nestle.com/

TELECONFERENCES:

0830 (Swiss) / 0730 (UK): Investors' Conference Call Live Audio Broadcast.
Dial-in number (listen only): **Tel. +44 (0)208 901 6990 / +1 303 262 2211 / +1 866 384 2826**

Replay number (available from approx. one hour after the call ends):

Tel. +44 (0)208 515 2499 followed by the **access code 613031**.
This will be **available as for 90 days**.

Should you have any technical difficulties connecting to the conference calls,
please contact **A. Palmer at the MacMaster Company,**
Tel. +44 (0)207 670 7452

You can follow the **conference call in audio with synchronized presentation** at

http://clients.world-television.com/Nestle_q304/

You can also **download the PowerPoint presentation that will accompany the conference calls** from 0745 (Swiss) at:

http://www.ir.nestle.com/

PRESS CONFERENCE:

You can follow this **live** at 1000 (Swiss) 0900 (UK) at

http://clients.world-television.com/Nestle_q304_press/

The **press kit (speech and presentation)** will be available at

http://www.nestle.com/Media_Center/Media+Center.htm

Nestlé
Good Food, Good Life

Half-Yearly Report
January/June 2004

Key figures (consolidated)

In millions of CHF (except for per share data)		January/June 2004	January/June 2003
Sales		42 454	41 437
EBITDA Earnings Before Interest, Taxes, Depreciation and Amortisation of goodwill		6 496	6 415
as % of Sales		*15.3%*	*15.5%*
EBITA Earnings Before Interest, Taxes and Amortisation of goodwill		5 122	5 045
as % of Sales		*12.1%*	*12.2%*
Net profit		2 838	2 780
as % of Sales		*6.7%*	*6.7%*
Capital expenditure		1 270	1 291
Equity, end June		37 519	34 871
Market capitalisation, end June		129 967	108 164
Per share			
Net profit	CHF	7.30	7.19
Underlying net profit [a]	CHF	9.18	9.48
Equity, end June	CHF	96.51	90.18

[a] Net profit before amortisation of goodwill, impairments, restructuring costs, results on disposals and significant one off-items. The above items have been adjusted for tax.

Principal key figures in USD (illustrative)
Income statement figures translated at average exchange rate, balance sheet figures at ending June exchange rate

In millions of USD (except for per share data)		January/June 2004	January/June 2003
Sales		33 534	30 694
EBITDA Earnings Before Interest, Taxes, Depreciation and Amortisation of goodwill		5 131	4 752
EBITA Earnings Before Interest, Taxes and Amortisation of goodwill		4 046	3 737
Net profit		2 241	2 059
Equity, end June		29 542	25 830
Market capitalisation, end June		102 336	80 121
Per share			
Net profit	USD	5.77	5.32
Equity, end June	USD	76.00	66.80

Principal key figures in EUR (illustrative)
Income statement figures translated at average exchange rate, balance sheet figures at ending June exchange rate

In millions of EUR (except for per share data)		January/June 2004	January/June 2003
Sales		27 337	27 791
EBITDA Earnings Before Interest, Taxes, Depreciation and Amortisation of goodwill		4 183	4 302
EBITA Earnings Before Interest, Taxes and Amortisation of goodwill		3 298	3 383
Net profit		1 827	1 864
Equity, end June		24 522	22 497
Market capitalisation, end June		84 946	69 783
Per share			
Net profit	EUR	4.70	4.82
Equity, end June	EUR	63.08	58.18

Overview

Introduction

The first half of 2004 was marked by a reversal in the trend of flat or falling raw material prices, which had lasted several years, with rises in most raw materials, including those which are key cost drivers to Nestlé's business: milk, coffee, sugar and energy, as well as crude oil related costs, such as rigid plastic and flexible packaging. The one exception was cocoa, which did not repeat the price levels experienced in 2003. Otherwise, there was a return to more normal trading conditions in most parts of the world, when seen in the light of the first half of 2003.

For Nestlé, after four years during which we achieved leadership positions in strategic categories through acquisitions, the first half of 2004 has witnessed the announcement or completion of significant disposals of non-strategic businesses. These disposals, in areas such as distribution, culinary and cocoa processing, have been central to our strategy to focus on the manufacture and marketing of high value-added, R&D-driven, food and beverage products.

Internally, the Group has continued to focus on improved efficiency through its Target 2004+ and Project FitNes programmes, facilitated by the GLOBE project which remains on track. These initiatives have enabled the Group to deliver an improved performance in the face of higher raw material and packaging costs and increased investment in brands. The decision to continue investing in brands and market positions in spite of higher raw material and packaging costs reflects the long-term nature of the Company's strategy.

Financial Review

Sales

At constant currencies, sales grew 3.6%, while reported sales increased 2.5% to CHF 42.5 billion. Organic growth was 4.6%, consisting of real internal growth (RIG) of 2.8%, higher than in 2003, and pricing of 1.8%. There was an adverse foreign exchange impact of 1.1%, whilst divestitures, net of acquisitions, reduced sales by 1%.

Profitability

The Group's **EBITA** increased 1.5% to CHF 5.1 billion, but the margin declined 10 basis points to 12.1% of sales. This reflects the net impact of the inclusion in our consolidated results of Dreyer's Grand Ice Cream and the exclusion of divested businesses, including Trinks, as well as the impacts of currency movements and raw material prices. At constant currencies, the EBITA margin would have increased by 10 basis points. If one excludes also the impact of acquisitions and divestitures to reach a like for like comparison, margins improved 20 basis points.

Net profit increased 2.1% to CHF 2.8 billion, giving an unchanged net profit margin of 6.7% of sales. An increase in the net financing cost was balanced by a lower tax charge. **Earnings per share** grew 1.5%, in line with EBITA.

Financial position

Nestlé continued to have a strong financial position, underpinned by strong cash flow. **Cash flow** from operations increased from CHF 3.1 billion to CHF 3.3 billion.

Capital expenditure fell slightly as a percentage of sales, whilst cash expenditure on acquisitions, net of divestitures, was significantly reduced.

Net indebtedness fell from CHF 21.1 billion at end of the corresponding period of 2003 to CHF 15.4 billion at 30th June 2004. The ratio of net debt to equity fell from 59% at the end of June 2003 to 40% mid 2004.

Business review

Trading conditions in the three key markets of **Zone Europe,** Germany, France and Great Britain, continued to be challenging, and were further impacted by the poor weather, resulting in organic growth for the Zone of –0.4%. The decline in EBITA margins for the Zone, from 12.2% to 11.4%, is a reflection of a weaker performance in Ice cream due to the poor weather, as well as increased marketing spend and higher raw material costs. Trading conditions in Eastern Europe continued to be dynamic, with near double-digit levels of organic growth achieved in the region.

The reported results of **Zone Americas,** which show a 90 basis point decline, are not comparable to the first half of last year, due to the inclusion in 2004 of Dreyer's. Excluding the US Ice Cream operations from the 2003 and 2004 results, the EBITA margin would have improved by 30 basis points. The Zone's organic growth reached 7.3%, with good performances, in particular, from Mexico and Nestlé Purina PetCare, as well as the smaller Latin American markets. There was also an improvement in trading conditions in Brazil, in spite of the continuing challenging economic conditions.

The trading environment in **Zone Asia, Oceania and Africa** improved over that in the first half of 2003. The Zone delivered organic growth of 7.3%, as well as a 10 basis point improvement in EBITA margins to 17.8%. There were good performances from most areas in the Zone, including such important markets as Oceania, Japan, Greater China, the Philippines and the Middle East.

Nestlé Waters experienced a 20 basis point decline in EBITA margins to 9.4%. This was a resilient performance in view of the weaker RIG than in the first half of 2003 and negative pricing. The business has been held back, in particular, by the poor European weather, as well as by comparisons with last year's European heat wave. The North American market has been somewhat more dynamic than last year, with organic growth above 10%.

There was a strong performance from the **Other activities,** with organic growth of 10.9%, as well as a good improvement in margins. The reported margin improvement includes the positive impact of the disposal of Trinks. Even excluding this, the EBITA margin would have improved 290 basis points, helped particularly by a strong performance by Alcon.

There was a mixed performance from the **product groups,** although the figures were distorted by the disposal of Trinks and the acquisition of Dreyer's, where the integration is proceeding well. The reported 140 basis point decline in EBITA margin in **Milk products, nutrition and ice cream** would have been a 20 basis point increase if the US Ice Cream operations had been excluded from the 2003 and 2004 results. In **Beverages,** meanwhile, the 120 basis point improvement in the reported EBITA margin was entirely accounted for by the sale of Trinks. **PetCare** continued to increase its margins, whilst **Chocolate, confectionery and biscuits** achieved a recovery from the raw material-impacted margins of the first half of 2003. **Prepared dishes and cooking aids** experienced a decline in margins, reflecting primarily difficult trading conditions in North America.

Outlook

The first half of 2004 has seen a deterioration of the general environment for manufacturers due to the rise of raw material and packaging costs. Western Europe has also continued to be a very challenging market, even without the poor weather. On the other hand, trading conditions in Asia, Oceania and Africa and Latin America have improved, and a more positive market sentiment is expected in North America in the second half of the year. Consequently, the Group expects an acceleration in organic growth to its trend target of between 5 and 6 percent for the full year. The Company also expects to deliver a higher constant currency EBITA margin and improved cash flow for the full year.

Consolidated income statement for the period ended 30th June 2004

In millions of CHF	Notes	January/June 2004	January/June 2003
Sales to customers	2	**42 454**	**41 437**
Cost of goods sold		(17 506)	(17 607)
Distribution expenses		(3 676)	(3 323)
Marketing and administration expenses		(15 475)	(14 901)
Research and development costs		(675)	(561)
EBITA Earnings Before Interest, Taxes and Amortisation of goodwill		**5 122**	**5 045**
Net other income (expenses)		(94)	(150)
Amortisation and impairment of goodwill		(808)	(727)
Profit before interest and taxes		**4 220**	**4 168**
Net financing cost	3	(332)	(191)
Profit before taxes		**3 888**	**3 977**
Taxes		(1 190)	(1 301)
Net profit of consolidated companies		**2 698**	**2 676**
Share of profit attributable to minority interests		(228)	(190)
Share of results of associates	4	368	294
Net profit		**2 838**	**2 780**

As percentages of Sales			
EBITA Earnings Before Interest, Taxes and Amortisation of goodwill		12.1%	12.2%
Net profit		6.7%	6.7%
Earnings per share (in CHF)			
Basic earnings per share		7.30	7.19
Fully diluted earnings per share		7.20	7.11

Consolidated balance sheet as at 30th June 2004

In millions of CHF	Notes		30th June 2004		31st December 2003		30th June 2003
Assets							
Current assets							
Liquid assets							
Cash and cash equivalents		4 800		7 074		5 963	
Other liquid assets		10 213		8 054		6 872	
			15 013		15 128		12 835
Trade and other receivables			12 804		12 851		13 647
Inventories			7 891		6 995		8 038
Derivative assets			529		669		758
Prepayments and accrued income			628		590		567
Total current assets			**36 865**		**36 233**		**35 845**
Non-current assets							
Property, plant and equipment							
Gross value		42 110		41 778		42 837	
Accumulated depreciation		(24 735)		(24 339)		(25 231)	
			17 375		17 439		17 606
Investments in associates			2 857		2 707		2 668
Deferred tax assets			1 527		1 398		1 396
Financial assets			2 536		2 394		2 888
Employee benefits assets			1 123		1 070		1 079
Goodwill			26 619		26 745		29 653
Intangible assets			1 686		1 575		1 379
Total non-current assets			**53 723**		**53 328**		**56 669**
Total assets			**90 588**		**89 561**		**92 514**

In millions of CHF	Notes		30th June 2004		31st December 2003		30th June 2003
Liabilities, minority interests and equity							
Current liabilities							
Trade and other payables			9 358		9 852		10 093
Financial liabilities			16 795		15 419		18 189
Tax payable			750		549		735
Derivative liabilities			678		846		698
Accruals and deferred income			3 706		3 699		3 839
Total current liabilities			31 287		30 365		33 554
Non-current liabilities							
Financial liabilities	5		13 580		14 064		15 725
Employee benefits liabilities			3 434		3 363		3 385
Deferred tax liabilities			466		576		677
Other payables			253		309		273
Provisions			3 015		3 061		3 143
Total non-current liabilities			20 748		21 373		23 203
Total liabilities			52 035		51 738		56 757
Minority interests			1 034		943		886
Equity							
Share capital			404		404		404
Share premium and reserves							
Share premium		5 926		5 926		5 926	
Reserve for treasury shares		2 091		2 458		2 776	
Translation reserve		(5 516)		(5 630)		(3 771)	
Retained earnings		36 757		36 093		31 993	
			39 258		38 847		36 924
			39 662		39 251		37 328
Less:							
Treasury shares			(2 143)		(2 371)		(2 457)
Total equity			37 519		36 880		34 871
Total liabilities, minority interests and equity			90 588		89 561		92 514

Consolidated cash flow statement for the period ended 30th June 2004

In millions of CHF		January/June 2004		January/June 2003
Operating activities				
Net profit of consolidated companies	2 698		2 676	
Depreciation of property, plant and equipment	1 244		1 252	
Impairment of property, plant and equipment	28		–	
Amortisation of goodwill	808		727	
Depreciation of intangible assets	130		119	
Increase/(decrease) in provisions and deferred taxes	(133)		(14)	
Decrease/(increase) in working capital	(1 322)		(1 863)	
Other movements	(106)		183	
Operating cash flow		3 347		3 080
Investing activities				
Capital expenditure	(1 270)		(1 291)	
Expenditure on intangible assets	(252)		(269)	
Sale of property, plant and equipment	76		77	
Acquisitions [a]	(308)		(1 327)	
Disposals	67		14	
Income from associates	200		153	
Other movements	(20)		8	
Cash flow from investing activities		(1 507)		(2 635)

[a] 2003 comparatives exclude the CHF 3.4 billion payable for the Dreyer's acquisition recorded under non-current financial liabilities.

In millions of CHF		Januar/June 2004		Januar/June 2003
Financing activities				
Dividend for the previous year	(2 800)		(2 705)	
Purchase of treasury shares	(111)		(249)	
Sale of treasury shares and options	497		298	
Premium on warrants issued (repaid)	–		(0)	
Movements in minority interests	(99)		(113)	
Bonds issued	377		2 014	
Bonds repaid	(295)		(40)	
Increase/(decrease) in non-current financial liabilities	(383)		(61)	
Increase/(decrease) in current financial liabilities	841		(1 255)	
Decrease/(increase) in marketable securities and other liquid assets	(2 153)		439	
Decrease/(increase) in short-term investments	16		760	
Cash flow from financing activities		**(4 110)**		**(912)**
Translation differences on flows		(68)		80
Increase/(decrease) in cash and cash equivalents		**(2 338)**		**(387)**
Cash and cash equivalents retranslated at beginning of year				
Cash and cash equivalents at beginning of year	7 074		6 338	
Effects of exchange rate changes on opening balance	64		12	
		7 138		6 350
Cash and cash equivalents at end of period		**4 800**		**5 963**

Consolidated statement of changes in equity

In millions of CHF	Share premium	Reserve for treasury shares	Translation reserve	Retained earnings	**Total reserves**	Share capital	Less: Treasury shares	**Total equity**
Equity as at 31st December 2002	5 926	2 830	(4 070)	32 307	36 993	404	(2 578)	34 819
Gains and losses								
Net profit				2 780	2 780			2 780
Currency retranslation			299		299			299
Taxes on equity items				54	54			54
Fair value adjustments								
on available-for-sale								
financial instruments								
– Unrealised results				(38)	(38)			(38)
– Recognition of realised results								
in the income statement				(9)	(9)			(9)
Fair value adjustments								
on cash flow hedges and								
on hedges of net investments								
in foreign entities								
– Unrealised results				(369)	(369)			(369)
– Recognition of realised results								
in the income statement				(9)	(9)			(9)
Total gains and losses			299	2 409	2 708			2 708
Distributions to and								
transactions with shareholders								
Dividend for the previous year				(2 705)	(2 705)			(2 705)
Movement of treasury shares (net)		(54)		54	–		54	54
Result on options and treasury								
shares held for trading purposes				(72)	(72)		67	(5)
Premium on warrants issued [a]				(0)	(0)			(0)
Total distributions to and								
transactions with shareholders		(54)		(2 723)	(2 777)		121	(2 656)
Equity as at 30th June 2003	5 926	2 776	(3 771)	31 993	36 924	404	(2 457)	34 871

[a] Partial redemption of the Turbo Zero Equity-Link bond issue

In millions of CHF	Share premium	Reserve for treasury shares	Translation reserve	Retained earnings	**Total reserves**	Share capital	Less: Treasury shares	**Total equity**
Equity as at 31st December 2003	5 926	2 458	(5 630)	36 093[a] [b]	38 847	404	(2 371)	36 880
Gains and losses								
Net profit				2 838	2 838			2 838
Currency retranslation			114		114			114
Taxes on equity items				(9)	(9)			(9)
Fair value adjustments								
on available-for-sale								
financial instruments								
– Unrealised results				80	80			80
– Recognition of realised results								
in the income statement				(2)	(2)			(2)
Fair value adjustments								
on cash flow hedges and								
on hedges of net investments								
in foreign entities								
– Unrealised results				1	1			1
– Recognition of realised results								
in the income statement				31	31			31
Total gains and losses			114	2 939	3 053			3 053
Distributions to and								
transactions with shareholders								
Dividend for the previous year				(2 800)	(2 800)			(2 800)
Movement of treasury shares (net)		(367)		367	–		386	386
Result on options and treasury								
shares held for trading purposes				158	158		(158)	–
Total distributions to and								
transactions with shareholders		(367)		(2 275)	(2 642)		228	(2 414)
Equity as at 30th June 2004	5 926	2 091	(5 516)	36 757[a] [b]	39 258	404	(2 143)	37 519

[a] Includes a negative Hedging Reserve of CHF 5 million (2003: negative CHF 32 million)

[b] In the event of a redemption of the Turbo Zero Equity-Link bond issue, part of the USD 123 million premium received in June 2001 on warrants issued would be repaid, i.e. up to USD 47 million in 2006.

Accounting policies

The unaudited interim financial statements comply with the recognition criteria and the measurement methods of International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and with those of the Standing Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB.

The accounting conventions and accounting policies are the same as those applied in the 2003 Consolidated accounts, with the exception of IFRS 3 on business combinations, which impacts the accounting treatment of all new acquisitions as from 31st March 2004 onwards.

Consequences from the European Union's IFRS endorsement
As a Swiss company, the Group is not affected by the European Union decision requiring EU-listed companies to present their accounts in accordance with IFRS as from 2005. However the Group has complied with IFRS/IAS since 1989. Therefore the Group will comply from 1st January 2005 onwards with all the new IFRSs and revised IASs that are effective on this date. These standards comprise in particular IFRS 2 on share-based payments, IFRS 3 on business combinations together with the consequential changes of IAS 36 on impairment of assets and IAS 38 on intangible assets, IFRS 5 on non-current assets held for sale and discontinued operations as well as the revision of existing IASs such as IAS 16 on property, plant and equipment, and IAS 32 and 39 on financial instruments. The Group is currently working on the implementation of these standards and, at this stage, only the new and/or revised standards covering the repeal of goodwill amortisation, as well as the treatment of employee stock options are likely, once implemented, to have an impact on the Group's reported results.

Modification of the scope of consolidation
During the interim period, the scope of consolidation has been affected by acquisitions and disposals. The principal businesses are detailed below.

Fully consolidated

Disposal:
Trinks, Germany, distribution business, 51% (January)

Notes

1. Seasonality

The business of the Group does not present pronounced cyclical patterns, seasonal evolutions in some countries or product groups being compensated within the Group.

2. Segmental information

By management responsibility and geographic area

In millions of CHF	January/June 2004	January/June 2003	January/June 2004	January/June 2003
	Sales		EBITA	
Zone Europe [a]	13 999	13 763	1 596	1 674
Zone Americas	13 058	12 354	1 674	1 698
Zone Asia, Oceania and Africa	7 181	6 834	1 280	1 210
Nestlé Waters	4 128	3 948	387	379
Other activities [a] [b]	4 088	4 538	977	795
	42 454	**41 437**	**5 914**	**5 756**
Unallocated items [c]			(792)	(711)
EBITA Earnings Before Interest, Taxes and Amortisation of goodwill			**5 122**	**5 045**

(a) 2003 comparatives restated for Eismann, now reported in Other activities

(b) Mainly Pharmaceutical, Joint Ventures and, in 2003, Trinks

(c) Mainly corporate expenses as well as research and development costs

The analysis of sales by geographic area is stated by customer location. Inter-segment sales are not significant.

In millions of CHF	January/June 2004	January/June 2003	January/June 2004	January/June 2003
	Impairment of assets		Restructuring costs	
Zone Europe [a]	24	–	128	42
Zone Americas	1	–	7	51
Zone Asia, Oceania and Africa	2	–	9	28
Nestlé Waters	1	–	4	62
Other activities [a] [b]	–	–	3	4
	28	**–**	**151**	**187**

(a) 2003 comparatives restated for Eismann, now reported in Other activities

(b) Mainly Pharmaceutical, Joint Ventures and, in 2003, Trinks

By product group

In millions of CHF	January/June 2004	2003	January/June 2004	2003
	Sales		EBITA	
Beverages	10 847	11 195	2 000	1 924
Milk products, nutrition and ice cream	11 647	11 031	1 253	1 351
Prepared dishes and cooking aids	7 863	7 573	858	877
PetCare	4 865	4 674	674	641
Chocolate, confectionery and biscuits	4 486	4 415	297	272
Pharmaceutical products	2 746	2 549	832	691
	42 454	**41 437**	**5 914**	**5 756**
Unallocated items [a]			(792)	(711)
EBITA Earnings Before Interest, Taxes and Amortisation of goodwill			**5 122**	**5 045**

[a] Mainly corporate expenses as well as research and development costs

In millions of CHF	January/June 2004	2003	January/June 2004	2003
	Impairment of assets		Restructuring costs	
Beverages	5	–	21	86
Milk products, nutrition and ice cream	23	–	39	56
Prepared dishes and cooking aids	–	–	23	16
PetCare	–	–	29	1
Chocolate, confectionery and biscuits	–	–	36	28
	28	**–**	**148**	**187**
Administration, distribution, research and development			3	–
			151	**187**

3. Net financing cost

In millions of CHF	January/June 2004	January/June 2003
Interest income	236	421
Interest expense	(568)	(612)
	(332)	**(191)**

4. Share of results of associates

This item includes mainly our share of the estimated results of L'Oréal.

5. Bonds

The following bonds have been issued, repaid or partially repaid during the period:

Face value in millions	Interest rates Nominal	Effective	Year of issue/ maturity		January/June 2004 In millions of CHF
New issues					
Nestlé Finance-France S.A., France					
AUD 200	6.00%	6.03%	2004-2008	Subject to an interest rate and currency swap that creates	
				a EUR liability at floating rates.	175
USD 100	3.00%	2.25%	2004-2006	Increasing the USD 500 million bond issued in 2002.	
				Subject to an interest rate and currency swap that creates	
				a EUR liability at floating rates.	127
EUR 50	2.50%	2.95%	2004-2007	Increasing the EUR 100 million bond issued in 2003.	
				Subject to an interest rate swap that creates a liability at floating rates.	75
Total new issues					377
Full repayment					
Nestlé Capital Canada Ltd, Canada					
USD 200	5.50%	5.47%	1999-2004	Was subject to an interest rate and currency swap that created	
				a CAD liability at floating rates.	(249)
Partial repayment					
Nestlé Finance-France S.A., France					
EUR 30	4.75%	3.22%	2002-2007	Decreasing the EUR 400 million bond issued in 2002.	
				The interest rate swap that creates a liability at floating rates	
				was adjusted accordingly.	(46)
Total repayments					**(295)**

6. Dividends

The Company pays only one dividend in each financial year and does not pay interim dividends. The following dividend related to 2003 has been paid on 28th April 2004 in conformity with the decision taken at the Ordinary General Meeting on 22nd April 2004.

Dividend per share	CHF	7.20
resulting in a total dividend of [a]	CHF	2 800 482 012

[a] On 388 955 835 shares with right to dividend

7. Events after the balance sheet date

Garoto

The antitrust agency of Brazil (Administrative Council of Economic Defence or CADE) issued a ruling in February 2004 requesting Nestlé Brasil Limitada to sell the chocolate confectionery business, assets and intellectual property it acquired from the Meyerfreund Group when the purchase of 100% shares of Chocolates Garoto S.A. was completed in 2002. CADE said the combined operations of Nestlé and Garoto were a threat to fair competition. Nestlé is considering various options to resolve this matter with CADE. CADE has accepted to review the case in July 2004. The final outcome is expected by the end of the year.

Other subsequent events

After the date of the closing the Group had no subsequent adjusting events that warrant a modification of the value of the assets and liabilities.

Principal exchange rates

CHF per		June 2004	December 2003	June 2003	January/June 2004	January/June 2003
			Ending rates			Average rates
1 US Dollar	USD	1.27	1.24	1.35	1.266	1.350
1 Euro	EUR	1.53	1.56	1.55	1.553	1.491
1 Pound Sterling	GBP	2.28	2.20	2.24	2.307	2.174
100 Brazilian Reais	BRL	40.70	42.60	47.00	42.670	41.690
100 Japanese Yen	JPY	1.16	1.16	1.13	1.169	1.137
100 Mexican Pesos	MXN	11.00	11.00	13.00	11.340	12.730
1 Canadian Dollar	CAD	0.94	0.96	1.00	0.944	0.934
1 Australian Dollar	AUD	0.87	0.93	0.90	0.934	0.834
100 Philippine Pesos	PHP	2.25	2.23	2.53	2.262	2.526

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